                              File Nos. 70-5543/70-6958
                                        70-7055/70-6513



                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                              Report

                  Pursuant to Rule 24 under the
            Public Utility Holding Company Act of 1935

                NEW ENGLAND ELECTRIC SYSTEM (NEES)
              NEW ENGLAND ENERGY INCORPORATED (NEEI)

  In accordance with the Orders of the Securities and Exchange Commission dated July 19, 1978, October 22, 1985, October 3, 1991 and December 8, 1987, following is a report for the fourth quarter of 1995:

  For the purpose of this report and following the Commission's Order dated October 22, 1985 (Release No. 23873), references herein to "Old Program" relate to that portion of the NEEI oil and gas exploration and development program which consists of prospects entered into through December 31, 1983. Likewise, references to "New Program" relate to prospects entered into since December 31, 1983. In 1991, NEEI sold substantially all of the properties in the New Program. No new prospects have been acquired since December 31, 1986.

  a. Investment in partnerships by prospect:  See Exhibit a.

  b. Summary statement of proved and probable reserves:

      Old Program
      -----------
                                      Natural Gas
                     Oil and          -----------        Total
                    Condensate             Equivalent  Equivalent
                       Bbl.        MCF        Bbl.        Bbl.
                    ----------  ---------- ----------  ----------
Balance 9/30/95                 900,098 64,656,780 10,776,131  11,676,229
Additions & Revisions
 through 12/31/95               133,582  1,482,048    247,008     380,590
                              --------- ---------- ----------  ----------
Balance                       1,033,680 66,138,828 11,023,139  12,056,819
Production 4th Qtr.1995         (72,005)           (3,604,952)   (600,825)     (672,830)
                              --------- ---------- ----------  ----------
Balance 12/31/95                961,675 62,533,876 10,422,314  11,383,989

     New Program
     -----------

     None.

  c. Production and revenue by prospect:  See Exhibit c.

  d. Description of Operations:

     NEEI has participated through its partnership with Samedan Oil Corporation (Samedan) in drilling operations with the results as summarized below. Also shown are activities on properties acquired from a former partner, Dorchester Exploration, Inc. (Dorchester), prior to termination of that partnership. NEEI sold its remaining interests in "Dorchester" properties as of June 1, 1988.

     Old Program
     -----------
                                                  Since
                                        Quarter   Inception
                                        -------   ---------
        No. of dry holes
          Samedan                                    0          762
          Dorchester                                 0           51
                                                    --        -----
                                                     0          813
                                                    --        -----

        No. of productive wells
          Samedan                                    0        1,139*
          Dorchester                                 0           69*
                                                    --        -----
                                                     0        1,208*
                                                    --        -----

        No. of wells drilled                         0        2,021
        (both exploration and development)          --        -----

      * Includes depleted/sold wells as follows:

          Samedan                                    0          469
          Dorchester                                 0           69
                                                    --        -----
                                                     0          538
                                                    --        -----
        New Program
        -----------
        None.

                                     INVESTMENT
                                     ----------
                                               Budget Authorized
                                        Actual           By SEC
                             ----------------------    -----------------
                                      Since
                          Quarter     1/1/95      1995 - 1998
                         ---------- ---------- -----------------
     Samedan             $1,180,983 $5,416,878  $30,000,000 (A)

     (A) Authorized through December 31, 1998, by Order dated
         December 20, 1994 (Release No. 35-26197; 70-7055).

                                    -3-

e.     Fuel Production, Sales and Other Income:
       Old Program:

       1. Sales to affiliates:

             There have been no direct sales of NEEI oil and gas production to affiliates.
                                    Quarter        Year        Inception
                                     Ended         Ended         Thru
                                    12/31/95      12/31/95      12/31/95
                                    --------     ---------     ---------
       2. Sales to nonaffiliates
            (Exhibit c.):
     Equivalent barrels of fuel
       produced                         672,830      3,046,920     48,349,894
     Average price per barrel       $      9.19   $       9.68 $        14.04
                                    -----------   ------------ --------------
       Sales revenues               $ 6,179,994   $ 29,502,623 $  678,923,829

   3.                                     Loss to NEP9,100,453     43,731,259         328,831,515

   4.                                     Flow through of excess deferred                 934,418      4,120,918     81,423,929
       taxes

   5.                                     Investment tax credit             -                   -     13,817,248

   6.                                     Depletion          -              -           6,740,318

   7.                                     Deferred tax related to reserve                       -              -      9,080,000
       addition

   8.                                     Transfer of reserve (net) from                        -              -      6,400,000
       NEES
                                    -----------   ------------ --------------
       Total                        $16,214,865   $ 77,354,800 $1,125,216,839
                                    -----------   ------------ --------------
   New Program:  None.

f. Credits applied to
     New England Power Company (NEP):

   1.                                     Disposition of proceeds:
        Amortization of cost of
         fuel reserves              $14,246,444   $ 68,708,044 $1,032,776,944
        Production costs              1,275,688      5,151,823     78,009,472
        State taxes                     692,733      3,494,933      8,952,675
        Savings to NEP                        -              -      8,701,242
        Royalty to NEP                        -              -      1,099,807
        Other                                 -              -         65,472
                                    -----------   ------------ --------------
          Total                     $16,214,865   $ 77,354,800 $1,129,605,612
                                    -----------   ------------ --------------
     Net income/(loss)/retained     $         -   $          - $   (4,388,773)
       deficit                      -----------   ------------ --------------

                                    -4-

f. continued
                                    Quarter       Year       Inception
                                     Ended        Ended        Thru
                                   12/31/95      12/31/95     12/31/95
                                   --------     ---------    ---------
   2. Royalties prepaid to NEP:
       Beginning balance in account$    342,312  $    342,312  $          -
                                   ------------  ------------  ------------
       Royalties/savings earned               -             -    (9,801,049)
       Royalties passed on to NEP             -             -    10,143,361*
                                   ------------  ------------  ------------
       Ending balance in account   $    342,312  $    342,312  $    342,312
                                   ------------  ------------  ------------

   3.                                     Losses to be passed on to NEP:
        Beginning balance in account             $ 34,630,806  $ 39,793,816        $          -
                                   ------------  ------------  ------------
       Losses accrued                 9,100,453    43,731,259   328,831,515

       Losses passed on to NEP**              -   (39,793,816) (285,100,256)
                                   ------------  ------------  ------------

       Ending balance in account   $ 43,731,259  $ 43,731,259  $ 43,731,259
                                   ------------  ------------  ------------


       *  Includes $8,701,242 savings passed on to NEP for sales prior to 1/1/84 pursuant to
          Commission Order File No. 70-5543.

       ** Consistent with pricing policy approved in Release No. 23873, current year losses cannot be recovered until the following year.

g.     Investment by NEES compared with Commission Authorization:

                                                  Release No./Date
                                      --------------------------------------
                                      25129        24847         24847
                                      -----        -----         -----
                                      8/8/90        3/29/89     3/29/89
                                      ------        -------     -------
       Maximum NEES Investment authorized:     $45,000,000(1)         $75,000,000        $400,000,000
                                            -----------  ----------- ------------
 1.   Investments by NEES-inception through
    September 30, 1995 (net)
   Subordinated notes                   3,459,843     15,743,491           1          -
     Common stock and premium             250,000           -             -
                                      ----------- -----------  ------------
   Total investment by NEES             3,709,843  15,743,491             -

 Investment by NEES-during the
   quarter (net)
   Subordinated notes                   1,022,401           -             -

 Total investment by NEES through
   December 31, 1995 (net)
   Subordinated notes                   4,482,244  15,743,491             -
   Common stock and premium               250,000           -             -
                                      ----------- -----------  ------------
                                      $ 4,732,244 $15,743,491   $          -
                                      ----------- -----------  ------------

 2. Increase or Reduction in Investment
  by NEES:

    Date                     Amount    Date     Amount Date  Amount
                              ----     ------   ----   ------     ---- ------

  Issues of subordinated notes
     to NEES during quarter  10/13/95   $  630,922                   $     -             $     -
     ended December 31, 1995 12/13/95      383,063
                             12/15/95      750,000
                             12/29/95        8,416
  Payments of
    subordinated notes to NEES
    during quarter ended
    December 31, 1995        12/29/95   $ (750,000)
                                        ----------          -------       -------
    Net change in investment            $1,022,401          $     -       $     -
                                        ----------          -------       -------


  _______________

  (1) Plus any after-tax net loss attributable to the expensing of interest on up to $37,200,000 of borrowings in connection with the Old Program.



h.                                     Financial Statements:

    Exhibit h-1 Balance Sheet of NEEI at December 31, 1995, (unaudited, subject to adjustment)

    Exhibit h-2 Statement of Income and Retained Deficit of NEEI for the periods ended December 31, 1995 (unaudited, subject to adjustment)

    Exhibit h-3 Statement of Cash Flows of NEEI for the periods ended December 31, 1995 (unaudited, subject to adjustment)

    Exhibit h-4 Computation of Bank Interest for the quarter ended December 31, 1995

i.  Fuel purchased during quarter for NEP:

    (Summary:  See Exhibit i for detail.)

  1.  From proceeds from sale of NEEI Old Program production

    Date purchased (delivered)                 4th Quarter
    Quantity of fuel (equiv. bbl)                        -
    Average net price (per equiv. bbl)       $           -
                                             -------------
      Cost to NEEI                           $           -

    Loss from NEEI fuel
      exploration activities                             -
                                             -------------
      Cost to NEP                                        -

    Adjustments, inspection charges, etc.                -
                                             ------------- -----------
    Total                                                  $         -
                                                           ===========




j. Copies of filings on Form 429 related to the above sales are attached. (See Exhibits j-1 through j-6.)

k. Use of Proceeds from Sales of NEEI New Program Production:

   None.

                        Sale of NEEI Wells
                        ------------------
Old Program
-----------

   During the period from October 1, 1995 through December 31, 1995, NEEI disposed of its interest in Existing (Old) Program wells containing proved or probable reserves as follows:

                                                 Est. Net Reserves
                                    Effective      (Eq. Bbls) as
                                     Date of         of Date of
   Prospect        Location         Disposition      Disposition
   --------        --------         -----------  ------------------

Booker            Ochiltree County, TX
   Born Well #1-119                             7/1/95*               984
   Spicer Wells #1-5                            7/1/95*               775

Banner            Canadian County, OK
   McDonald Well #1-12                          11/1/95                 0

                                                                   ------

                                                                    1,759
                                                                   ======
* Reported by Samedan in the fourth quarter of 1995.


   The order of the Securities and Exchange Commission dated October 22,
1985 (Release No. 23873) requires NEEI to include the reserves associated with the above wells as production upon which royalties would be payable to NEP, but authorizes NEEI to defer such inclusion to coincide with the estimated production cycle for each well. However, in light of the particularly small quantities of reserves represented in the table above, NEEI will include the total 0 barrels of remaining reserves in the calculation of the royalty for 1995. Due to operating losses, no royalty has been paid since 1985.



                       Losses Passed to NEP
                       --------------------

  Through December 31, 1985, NEEI's Old Program generated customer savings. Due to low oil and gas prices, the Old Program generated operating losses for the first time during 1986. As a result of the losses during 1986, the crossover reserve, which was $24.1 MM at December 31, 1985, was exhausted. NEEI passed its 1986 losses in excess of the reserve, $277,732, on to NEP in 1987. NEEI's Old Program incurred losses in 1987 through 1994 totalling $284,822,524 which were passed on to NEP in 1988 through 1995.

                            SIGNATURES


  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this report (Commission's File Nos. 70-5543, 70-6513, 70-6958, and 70-7055) to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized by each such company.


                            NEW ENGLAND ELECTRIC SYSTEM


                            s/Michael E. Jesanis

                            Michael E. Jesanis, Treasurer



                            NEW ENGLAND ENERGY INCORPORATED


                            s/John G. Cochrane

                            John G. Cochrane, Treasurer


Date:  February 14, 1996



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.